
SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH, D.C.
185
SECTION



07001920

SEC ...ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Argent Securities Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Vilcom Circle, Suite 200
(No. and Street)

Chapel Hill, (City) NC (State) 27514 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark H. Goodson (919) 869-8670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Goodson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argent Securities Co. LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mark H. Goodson MARK H. GOODS

Signature

Chief Financial Officer

Title

Notary Public


STEPHEN DERR
Notary Public
Durham County
My Commission expires
06/11/2011
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

ARGENT SECURITIES CO. LLC

December 31, 2006

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Argent Securities Co. LLC

We have audited the accompanying statement of financial condition of Argent Securities Co. LLC (the "Company") as of December 31, 2006, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Argent Securities Co. LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 9, 2007

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Argent Securities Co. LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 16,155
Securities owned, at fair market value	2,634,912
Interest receivable	13,097
Other	1,923
	$2,666,087

LIABILITIES AND MEMBERS' CAPITAL

Securities sold, not yet purchased, at fair market value	$ 176,590
Payable to broker	1,254,505
Accrued expenses	28,701
Interest payable	5,785
	1,465,581
Commitments	-
Members' capital	1,200,506
	$2,666,087

The accompanying notes are an integral part of this statement.

Argent Securities Co. LLC

STATEMENT OF INCOME

Year ended December 31, 2006

Income	
Gain on principal transactions	$372,529
Interest	54,134
Dividends	18,338
Stock loan rebates, net	7,262
Total income	452,263
Expenses	
Interest	45,409
Dividends	3,000
Professional fees	33,969
Administrative	1,668
Execution costs	392
Other	12,056
Total expenses	96,494
NET INCOME	$355,769

The accompanying notes are an integral part of this statement.

Argent Securities Co. LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year ended December 31, 2006

Members' capital - December 31, 2005	$ 844,737
Capital contributions	-
Distributions to members	-
Net income	355,769
Members' capital - December 31, 2006	$1,200,506

The accompanying notes are an integral part of this statement.

Argent Securities Co. LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 355,769
Changes in assets and liabilities	
(Increase) in operating assets	
Securities owned, at fair market value	(1,152,552)
Interest receivable	(6,336)
Other	21,439
Increase in operating liabilities	
Securities sold, not yet purchased, at fair market value	50,856
Payable to broker	712,814
Accrued expenses	16,130
Interest payable	3,097
Net cash provided by operating activities	1,217
Cash flows from financing activities	
Capital contributions by members	-
Capital withdrawals by members	-
Net cash provided by financing activities	-
NET INCREASE IN CASH	1,217
Cash at beginning of year	14,938
Cash at end of year	$ 16,155
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 42,501

The accompanying notes are an integral part of this statement.

Argent Securities Co. LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - ORGANIZATION

Argent Securities Co. LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company will engage primarily in proprietary trading of U.S. corporate debt and equity securities. The Company is exempt from the Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of such rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Preparation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2. *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an initial maturity of three months or less at the purchase date to be cash equivalents.

3. *Securities Transactions*

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value. Fair value is determined as follows: securities owned and securities sold, not yet purchased listed on a national securities exchange (or a National Market Security reported by the National Association of Securities Dealers Automated Quotations system) are valued at the closing market price, on the last day of the year, on the principal exchange on which they are traded. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued using the last sale price. For fixed income and preferred securities that are traded predominantly in the over-the-counter market, fair value is established based on quotes obtained from third-party market makers in those markets.

The first-in first-out method is used in determining realized gains and losses. The net changes in unrealized appreciation or depreciation of investments are included in the statement of income.

NOTE B (continued)

4. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - PAYABLE TO BROKERS

Amounts payable to brokers primarily represent payables for funds held by the primary clearing broker which result from amounts transferred to the broker to serve as deposits, amounts which have not been invested, proceeds from short sales and payments from the realized securities transactions. These funds, as well as fully paid for and margined securities, are essentially restricted to the extent that they serve as collateral against margin debit balances, stock loans and short sales. It is the Company's policy to monitor the credit standing of the brokers with whom it conducts business.

NOTE D - INCOME TAXES

No provision has been made for income taxes, since these taxes are the responsibility of the individual members.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, of $28,701. At December 31, 2006, the Company had net capital of $675,789, which exceeded its requirement of $100,000 by $575,789.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company has no lease commitments or contingencies.

NOTE G - RELATED PARTIES

The Company has entered into an expense allocation agreement with related entities which are under common control and share certain employees and office space with the Company. The Company benefits from these expenses but is not directly charged for them. Expenses subject to the sharing agreement are allocated to each entity based on the ratio of the entity's assets under management.

Such expenses include employee compensation and benefits, rent, communications, professional fees and various other operating expenses. For the year ended December 31, 2006, total expense that would have been allocated to the Company was approximately $6,408.

SUPPLEMENTARY INFORMATION

Argent Securities Co. LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital	
Members' capital	$1,200,506
Deductions	
Nonallowable assets	-
Other assets	-
Net capital before haircuts and undue concentration charges on securities positions	1,200,506
Haircuts on securities including undue concentration charges	(524,717)
Net capital	675,789
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $28,701 or $100,000.	(100,000)
Excess of net capital	$ 575,789
Ratio of aggregate indebtedness to net capital	0.04 to 1
Schedule of aggregate indebtedness	
Accrued expenses	$ 28,701

No material difference exists between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA filing, as amended.

END